04036014

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

August 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SEC MAIL PROCESSING RECEIVED AUG 04 2004 WASH. D.C. 155 SECTION

UNDER

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release and 2nd quarter financial statements distributed on Thursday, July 30, 2004.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

dlw 8/5

LINDSEY MORDEN GROUP INC.

News Release: July 29, 2004
Listed: The Toronto Stock Exchange
Stock Symbol: LM

Financial results for the three and six months ended June 30, 2004 (unaudited)

	Second Quarter		**Year-to-date**	
(in $000s except per share data)	**2004**	2003	**2004**	2003
Revenue	**102,129**	103,008	**205,719**	206,996
Operating costs	**99,792**	96,327	**198,644**	195,724
Operating earnings from continuing operations	**2,337**	6,681	**7,075**	11,272
Interest expense	**3,575**	3,182	**7,834**	6,339
Provision for income taxes	**1,913**	460	**3,907**	2,215
Net earnings (loss) from continuing operations	**(3,151)**	3,039	**(4,666)**	2,718
Net earnings (loss) from discontinued operations, net of tax	**255**	(5,604)	**(3,588)**	(7,274)
Net loss on disposal, net of tax	**–**	–	**(15,731)**	–
Net loss	**(2,896)**	(2,565)	**(23,985)**	(4,556)
Net earnings (loss) per share from continuing operations	**$(0.23)**	$0.22	**$(0.34)**	$0.20
Net loss per share	**$(0.21)**	$(0.19)	**$(1.73)**	$(0.33)

Revenue from continuing operations for second quarter 2004 was $102.1 million, a decrease of $0.9 million from second quarter 2003. Declines in revenue in the period reported by the United States and International operations were only partially offset by increases in revenue for the United Kingdom, European and Canadian operations.

Operating earnings from continuing operations for second quarter 2004 were $2.3 million as compared to $6.7 million for second quarter 2003. The European and Canadian operations reported increased operating earnings in the period while other operations reported declines.

The Company's net loss from continuing operations for second quarter 2004 was $3.2 million ($0.23 loss per share) compared to earnings of $3.0 million ($0.22 earnings per share) in second quarter 2003. The net loss for the second quarter 2004 was $2.9 million ($0.21 loss per share) compared to a loss of $2.6 million ($0.19 loss per share) in second quarter 2003.

On March 15, 2004, Cunningham Lindsey U.S., Inc. completed the sale of its third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"). The results of RSKCo and CMI have been accounted for as discontinued operations. For the six months ended June 30, 2004, the net loss from discontinued operations and the net loss on disposal of discontinued operations were $3.6 million and $15.7 million, respectively.

The weighted average number of shares outstanding for second quarter 2004 was 13.8 million (13.7 million for second quarter 2003). As at July 29, 2004, the Company had 12,128,256 subordinate voting and 2,172,829 multiple voting shares outstanding.

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars. The Company's Audit Committee has reviewed this press release.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com

- 30 -

LINDSEY MORDEN GROUP INC.

INTERIM REPORT

For the six months ended
June 30, 2004

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the consolidated performance of Lindsey Morden Group Inc. (the "Company") during the second quarter of 2004. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three and six months ended June 30, 2004. It updates the MD&A for the fiscal year ended December 31, 2003 on pages 5 to 21 of the Company's 2003 Annual Report. The Company's unaudited consolidated financial statements and the financial data in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

The Company is a holding company which conducts its business through its directly and indirectly held Cunningham Lindsey subsidiaries. Reference in this MD&A to: Cunningham Lindsey U.S., Inc. or operations in the United States refers to Cunningham Lindsey U.S., Inc. and its subsidiaries; Cunningham Lindsey United Kingdom or operations in the United Kingdom refers to Cunningham Lindsey United Kingdom and its subsidiaries and Claims International (Holdings) Limited and its subsidiaries; Cunningham Lindsey Europe BV or operations in Europe refers to Cunningham Lindsey Europe BV and its subsidiaries; and, Cunningham Lindsey International Limited or International operations refers to Cunningham Lindsey International Limited and its subsidiaries.

Unless otherwise noted in this MD&A, all information is given as at July 29, 2004. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Readers should not rely on forward-looking statements as they involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Risk factors are substantially unchanged from those disclosed in the Company's 2003 Annual Report. The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this MD&A that may bear upon forward-looking statements.

OVERALL PERFORMANCE

Consolidated Results

(i) Results of Operations

The Company's net loss from continuing operations for second quarter 2004 was $3.2 million compared to net earnings of $3.0 million in second quarter 2003. The revenue and operating earnings of the Company's European and Canadian operations increased in second quarter 2004 as compared to second quarter 2003. United Kingdom operations' revenue increased significantly in second quarter 2004 as compared to second quarter 2003 while operating earnings decreased. Other main operating subsidiaries reported decreases in revenue and operating earnings for the same period. Corporate costs increased due to significantly higher advisor fees.

On March 15, 2004, Cunningham Lindsey U.S., Inc. ("CLUS") completed the sale of its third party claims administration business ("U.S.TPA Business") conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire").

On May 31, 2003, CLUS completed the acquisition of all the issued and outstanding shares of RSKCo from Continental Casualty Company, a subsidiary of CNA Financial Corporation. The purchase price for RSKCo is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. In addition, the purchase price is reduced by $16.1 million to offset certain of RSKCo's future claims administration obligations which existed at closing.

The intent of the RSKCo acquisition was to revitalize the U.S. TPA Business historically carried on by CMI. CMI had incurred significant operating losses due to customer losses from repricing contracts for profitability and servicing claims beyond usual standards for a client in rehabilitation. However, RSKCo's revenue deteriorated during the fourth quarter of 2003 as a number of customers chose not to renew their contracts. As a result, costs significantly exceeded revenue in the U.S. TPA Business.

In February 2004, the Company announced that it had commenced restructuring the United States operations and that immediate action was being taken to align revenues and costs, with the focus on completing the integration of RSKCo/CMI rather than further growth by acquisition. It was expected that restructuring costs, primarily in the first two quarters of 2004, would be at least $8.0 million. However, in planning the restructuring, it was determined that it was unlikely that the U.S. TPA Business would be profitable in the short or mid-term even after restructuring and that there was a risk of having to incur further restructuring costs. Consequently, the Company determined that it was in its best interests to dispose of the business to Broadspire.

Under the terms of the sale agreement, Broadspire acquired certain assets and certain obligations and liabilities of CMI and RSKCo. Broadspire is servicing the existing claims obligations of both CMI and RSKCo in exchange for payment by CLUS of $29.2 million (U.S.$22.0 million). In addition, Broadspire acquired $5.3 million (U.S.$4.0 million) in net non-cash working capital. The disposition of working capital was part of a disposition to Broadspire of $4.8 million (U.S.$3.6 million) of net assets of CMI and RSKCo. Certain liabilities of the U.S. TPA Business were retained including lease obligations respecting facilities not assumed by Broadspire, liabilities to employees with respect to their employment before closing and pre-closing errors and omissions and litigation liabilities. CLUS continues to hold the shares of CMI and RSKCo. Rights and obligations pursuant to the RSKCo acquisition agreement were generally not assumed by Broadspire. The sale of the U.S. TPA Business did not affect the loss adjusting business of CLUS or the business of Vale National Training Center, Inc.

The results of CMI and RSKCo have been accounted for as a discontinued operation. Net earnings from discontinued operations in second quarter 2004 were $0.3 million compared to a net loss of $5.6 million in second quarter 2003. For the year-to-date, net loss from discontinued operations was $3.6 million compared to $7.3 million in 2003 year-to-date.

Net loss on disposal incurred in first quarter 2004 was $15.7 million. This consists of: $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; and, $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

(ii) Cash Flow

Free cash flow for second quarter 2004 was negative $3.6 million, or negative $0.26 per share, compared to positive $3.9 million, or positive $0.29 per share, in second quarter 2003. Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring costs and the working capital cost of new branches. It is not a generally accepted accounting principles measure of cash flow. Free cash flow for second quarter 2004 declined compared to second quarter 2003 due to a significant increase in accounts receivable and the inclusion in second quarter 2003 of $2.2 million from a property disposal in the United States operations.

(iii) Financial Condition

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender bearing interest at bank prime plus 3% with interest payable monthly.

On July 12, 2004, Cunningham Lindsey Canada Limited ("CL Canada") borrowed $105.0 million under an unsecured non-revolving term facility from Brascan Bridge Lending Fund through an affiliate of Brascan Financial Corporation (the "Lender"), an affiliate of Brascan Financial Corporation.

CL Canada is a wholly owned subsidiary of the Company, and owns Lindsey Morden Acquisitions, which is the parent company of Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV and Cunningham Lindsey International Limited, the entities responsible for the United Kingdom, European and International operations of the Lindsey Morden group of companies, respectively.

Proceeds of the loan were used (i) principally to repay debt owed to the Company, which in turn used the funds to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note (noted above), approximately $25.8 million borrowed under bilateral facilities with Canadian banks, and approximately $10.8 million borrowed from the Company's parent company, Fairfax Financial Holdings Limited ("Fairfax"), and (ii) to pay fees and expenses related to the transaction, with the balance to be used for working capital.

The loan is for an initial term to March 31, 2005. On written request of CL Canada, the term may be extended for two successive six-month periods to March 31, 2006. The conditions to extension include that the Letter of Support of Fairfax referred to below continues in effect unamended; that no event of default is subsisting on the date of request for the extension or on the applicable maturity date; and, payment of the commitment fee described below. The loan may be repaid at any time but the facility is permanently reduced by the amount of the repayment.

The per annum interest rate on the loan is the prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. Interest on the loan is payable monthly. A commitment fee of $1.0 million was paid in respect of the loan, comprised of a commitment fee of $2.1 million on the maximum principal amount of the loan and $0.2 million pertaining to utilizing other continuing demand facilities, less $1.3 million reimbursed by Fairfax. For each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable.

The loan is unsecured. The following entities (all of which are direct or indirect subsidiaries of the Company) have guaranteed the obligations of CL Canada under the loan (the "Guarantors"), also on an unsecured basis: the Company; CLUS; Claims International (Holdings) Limited; Lindsey Morden Acquisitions; E&B Holdings Limited (holding company of Cunningham Lindsey United Kingdom); Cunningham Lindsey United Kingdom; Cunningham Group Overseas Limited (holding company of Cunningham Lindsey Europe BV); Cunningham Lindsey Europe BV; Cunningham I.A.P. Limited (holding company of Cunningham Lindsey International Limited); Cunningham Lindsey International Limited; Vale National Training Center, Inc.; and, Lindsey Morden. The loan was made pursuant to an agreement dated July 8, 2004 between the Lender, CL Canada and the Guarantors (the "Loan Agreement").

In connection with the loan, Fairfax has agreed to extend its support of the Company to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations (the "Letter of Support"). Under an agreement dated July 8, 2004 between the Lender and Fairfax (the "Acknowledgement and Undertaking"), Fairfax has agreed that (i) the Lender may rely on the Letter of Support as if it were an additional addressee and (ii) following an event of default under the Loan Agreement and a demand by the Lender, Fairfax will, within two business days, provide on behalf of the Company and CL Canada sufficient funds to the Lender to pay all amounts outstanding under the Loan Agreement.

The Loan Agreement includes covenants and events of default consistent with loans of this type.

The covenants include obligations to: not permit the ratio of "covenant indebtedness" (plus the amount of any "net working capital deficiency") to "free cash flow" (adding back changes to non-cash "working capital") (as such terms are defined in the Loan Agreement), calculated on a consolidated basis, to exceed 5.0:1 on a twelve-month rolling basis, determined monthly commencing August 31, 2004; not permit the ratio of covenant indebtedness (plus the amount of any net working capital deficiency) to free cash flow, calculated on a consolidated basis, to exceed 5.5:1 on a twelve-month rolling basis, determined monthly commencing August 31, 2004; not permit the ratio of covenant indebtedness (plus the amount of any net working capital deficiency) to equity (as defined in the Loan Agreement), calculated on a consolidated basis, to exceed 1.1:1 at any time on or before June 30, 2004 or 1.0:1 at any time thereafter; at all times maintain minimum equity (as defined in the Loan Agreement which includes various adjustments including the add-back of certain losses associated with the U.S. TPA Business) of $95.0 million; and not incur capital expenditures exceeding $5.0 million in the aggregate during any twelve-month period commencing on April 1, 2004 or any anniversary thereof, calculated on a consolidated basis.

Events of default include: in the judgment of the Lender, acting in good faith, a material adverse change in the business of the Lindsey Morden group; a change in control of the Company without the prior written consent of the Lender; and, a reduction in the ownership by Fairfax of the voting securities of the Company, determined on a fully diluted basis, whether as a result of a transfer or other disposition thereof by Fairfax, the issuance by the Company of voting securities or otherwise.

The Lender may not take any action following an event of default under the Loan Agreement or the guarantees until it has made a demand under the Acknowledgement and Undertaking with Fairfax and Fairfax has failed to honour any of its obligations thereunder.

The Company was unable to generate sufficient funds internally in second quarter 2004 to meet its liabilities and obligations. Pursuant to the Letter of Support during second quarter 2004, the Company and CLUS borrowed $11.0 million. On July 12, 2004 the Company and CLUS fully repaid all borrowings from Fairfax. For further discussion of financial condition including a comparison with financial condition as at December 31, 2003, see "Liquidity".

The $28.0 million increase in accounts receivable from December 31, 2003 to June 30, 2004 was primarily due to: a reclassification from other assets of the $16.1 million purchase price reduction related to the RSKCo acquisition; an increase in accounts receivable in local currencies, primarily in the United Kingdom and International operations; and, the impact of foreign exchange fluctuations, partially offset by the impact of the sale of the U.S. TPA Business.

Industry and economic factors affecting the Company's financial condition described in its 2003 Annual Report have not changed materially. An additional factor affecting financial condition is changes in legislation and insurance cover that have the effect of limiting claims frequency. For example, in Ontario, changes to auto legislation have reduced claims and, in the southeast United States, the frequency of mould claims has declined with limits on insurance coverage.

Performance by Operating Segments

(i) Cunningham Lindsey Canada Limited

CL Canada's revenue and operating earnings for second quarter 2004 increased from second quarter 2003. This was largely due to large losses arising from significant weather-related events and the impact of additional non-weather-related business lines. For the year-to-date, revenue increased and operating earnings were similar compared to 2003 year-to-date.

(ii) Cunningham Lindsey U.S., Inc.

CLUS reported reduced revenue and operating results from continuing operations in second quarter 2004 compared to second quarter 2003 and for the year-to-date. This was due to a significant decline in claims frequency and to the absence of significant weather-related events in both the first and second quarters of 2004.

(iii) Cunningham Lindsey United Kingdom

Cunningham Lindsey United Kingdom's revenue for second quarter 2004 and for the year-to-date increased compared to the respective periods in 2003. Operating earnings for second quarter 2004 and for the year-to-date decreased compared to the respective 2003 periods primarily due to the high level of incoming and outstanding subsidence claims arising from the surge event in the summer of 2003. The high workload caused by these claims has led to delays in processing claims to a stage where they can be invoiced to clients, which has affected revenue in the year-to-date.

(iv) Cunningham Lindsey Europe BV

Revenue and operating earnings for Cunningham Lindsey Europe BV increased for second quarter 2004 and for the year-to-date compared to the respective periods in 2003. The increased revenue and operating earnings were largely due to consolidating full year results of companies whose minority positions were acquired.

(v) Cunningham Lindsey International Limited

Cunningham Lindsey International Limited's revenue and operating earnings decreased compared to second quarter 2003, reflecting a reduction in weather-related revenue. For the year-to-date, operating earnings increased compared to 2003, despite a reduction in revenue, due to reduced costs.

(vi) Corporate

Corporate losses increased in second quarter 2004 and for the year-to-date compared to the respective periods in 2003 primarily due to the commitment fee on the demand promissory note borrowing in the first quarter of 2004, significantly increased advisor fees related to the Brascan facility, and adverse exchange movements in the year-to-date, partially offset by a reduction in stock plan amortization expense.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three and six months ended June 30, 2004 and 2003 in the segments in which the Company operates. Also included are net loss, free cash flow, total assets, total long-term financial liabilities and number of employees.

	For the three months ended		*For the six months ended*	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
(in $000s except number of employees and per share data[1])				
Revenue				
Canada	**13,060**	12,134	**24,277**	23,881
United States	**12,035**	17,685	**24,791**	35,280
United Kingdom	**46,842**	42,690	**95,755**	87,406
Europe	**19,110**	17,207	**37,285**	35,597
International	**11,082**	13,292	**23,611**	24,832
	102,129	103,008	**205,719**	206,996
Operating earnings (loss)				
Canada	**287**	217	**473**	532
United States	**(748)**	1,158	**(986)**	1,778
United Kingdom	**1,839**	3,362	**5,881**	6,322
Europe	**1,928**	1,044	**2,953**	2,578
International	**1,331**	2,550	**3,702**	3,149
Corporate	**(2,300)**	(1,650)	**(4,948)**	(3,087)
	2,337	6,681	**7,075**	11,272
Interest	**3,575**	3,182	**7,834**	6,339
Provision for income taxes	**1,913**	460	**3,907**	2,215
Net (loss) earnings from continuing operations	**(3,151)**	3,039	**(4,666)**	2,718
Net earnings (loss) from discontinued operations, net of tax	**255**	(5,604)	**(3,588)**	(7,274)
Net loss on disposal, net of tax	**-**	-	**(15,731)**	-
Net loss	**(2,896)**	(2,565)	**(23,985)**	(4,556)
Net (loss) earnings per share from continuing operations	**(0.23)**	0.22	**(0.34)**	0.20
Net loss per share	**(0.21)**	(0.19)	**(1.73)**	(0.33)
Free cash flow	**(3,602)**	3,910	**(20,217)**	52
Free cash flow per share	**(0.26)**	0.29	**(1.46)**	0.01
Total assets			**452,567**	451,366
Total long-term financial liabilities			**140,415**	133,445
Employees as at			**June 30, 2004**	June 30, 2003
Canada			**450**	496
United States			**370**	1,176
United Kingdom			**1,533**	1,463
Europe			**428**	462
International			**407**	371
			3,188	3,968

[1] *As at July 29, 2004, there were 12,128,256 subordinate and 2,172,829 multiple voting shares outstanding.*

Revenue

Total revenue from continuing operations for second quarter 2004 was $102.1 million, a decrease of $0.9 million from second quarter 2003 revenue of $103.0 million. The United Kingdom, European and Canadian operations reported increases in revenue compared to second quarter 2003, which were primarily offset by a decline in revenue reported by the United States operations. Year-to-date revenue was $205.7 million, a decrease of $1.3 million from 2003 year-to-date.

The revenue breakdown by geographic segment is as follows:

Revenue – Quarter II 2004



Europe
19%
Canada
13%
U.S.
12%
Intl.
11%
U.K.
45%

Revenue – Quarter II 2003



Europe
17%
Canada
12%
U.S.
17%
Intl.
13%
U.K.
41%

The Canadian operation's second quarter 2004 revenue of $13.1 million increased by $0.9 million from second quarter 2003. Year-to-date revenue was $24.3 million, an increase of $0.4 million from 2003 year-to-date. The increase for the quarter was from higher revenue in Eastern Canada from hurricane Juan, partially offset by reduced claims activity primarily in Quebec. Property claims frequency in the Canadian operations has been much lower than normally experienced because of a decline in weather-related activity for the last two years. Recent weather-related activity has offset this trend as has an increase in non-weather-related business lines.

Revenue from continuing operations in the United States operations of $12.0 million for second quarter 2004 decreased by $5.7 million from second quarter 2003. Year-to-date revenue was $24.8 million, a decrease of $10.5 million from 2003 year-to-date. In local currency, revenue from the United States operations was U.S.$8.9 million for second quarter 2004, a decrease of U.S.$3.8 million from second quarter 2003. Year-to-date revenue in local currency was U.S.$18.5 million, a decrease of U.S.$5.8 million from 2003 year-to-date. The decline in revenue was not attributable to the loss of any significant customer or to quality of service. Claim volumes from existing customers have decreased significantly year-over-year largely due to the overall lack of weather-related activity. The Company believes that this decline is industry-wide. New business development was not sufficient to offset the overall decline in claims frequency. In addition, significant weather-related events which occurred in second quarter 2003 did not recur in 2004.

Year-to-date revenue from the discontinued U.S.TPA Business was $15.0 million (U.S.$11.4 million) in 2004 compared to $18.0 million (U.S.$12.6 million) in 2003. Year-to-date, the RSKCo business, acquired May 31, 2003, accounted for $11.6 million (U.S.$8.8 million) of revenue in 2004 and $5.0 million (U.S.$3.7 million) in 2003.

Revenue for the quarter from the United Kingdom operations was $46.8 million, an increase of $4.1 million from revenue of $42.7 million in second quarter 2003. Year-to-date revenue was $95.8 million, an increase of $8.3 million from 2003. In local currency, revenue from the United Kingdom operations was £19.1 million for second quarter 2004, an increase of £0.2 million from second quarter 2003. Year-to-date revenue in local currency was £39.3 million, an increase of £1.9 million from 2003. The increase in revenue for the quarter and the year-to-date was primarily due to increased subsidence claims.

Revenue for the second quarter from the European operations of $19.1 million increased by $1.9 million from second quarter 2003. Year-to-date revenue increased from $35.6 million to $37.3 million. In local currency, revenue from the European operations was €11.7 million for second quarter 2004, an increase of €0.8 million from second quarter 2003. Year-to-date revenue in local currency was €22.7 million, an increase of €0.5 million from 2003 year-to-date. The increase in revenue was principally from the impact of acquiring the remaining shares in certain companies, the results of which are now fully consolidated, partially offset by reduced claims activity in certain business lines.

Revenue from the International operations decreased $2.2 million from $13.3 million in second quarter 2003 to $11.1 million in second quarter 2004. Year-to-date revenue was $23.6 million, a decrease of $1.2 million from 2003 year-to-date. In local currency, revenue from the International operations was £4.5 million for second quarter 2004, a decrease of £1.4 million compared to second quarter 2003. Year-to-date revenue in local currency was £9.7 million, a decrease of £1.0 million from 2003 year-to-date. Revenue from the International operations reflects lower revenues from large losses that occurred in 2003 in respect of significant weather-related events such as flooding in Prague and Morocco, partially offset by continued appointments to major construction projects and improved results in various international locations.

Operating earnings (loss)
The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

Operating earnings from continuing operations for second quarter 2004 were $2.3 million (2.3% of revenue) as compared to $6.7 million (6.5% of revenue) for second quarter 2003. Year-to-date operating earnings from continuing operations were $7.1 million (3.4% of revenue) compared to $11.3 million (5.4% of revenue) from 2003 year-to-date. Operating costs, defined as cost of service plus selling, general and administration expenses, were 97.7% of revenue in second quarter 2004 compared to 93.5% in second quarter 2003. Operating costs relating to insurance expenses increased by $0.8 million in second quarter 2004 compared to second quarter 2003 reflecting significantly higher premiums for all types of insurance coverage.

Operating earnings for the quarter for the Canadian operations of $0.3 million increased $0.1 million from $0.2 million for the same period in 2003. Year-to-date operating earnings were $0.5 million, unchanged from 2003 year-to-date. The quarterly increase in operating earnings was due to the increased revenue noted above.

The United States operations reported an operating loss from continuing operations for second quarter 2004 of $0.7 million compared to earnings of $1.2 million in second quarter 2003. Year-to-date operating loss was $1.0 million compared to operating earnings of $1.8 million in 2003 year-to-date. In local currency, an operating loss of U.S.$0.5 million was incurred in second quarter 2004 compared to operating earnings of U.S.$0.8 million in second quarter 2003. Year-to-date operating loss in local currency was U.S.$0.7 million compared to operating earnings of U.S.$1.3 million in 2003 year-to-date. Operating losses arose due to the reduced revenue from property and casualty loss-adjusting services noted above that was only partially offset by cost reductions. While cost reductions have been significant for the quarter ($3.7 million; U.S.$2.4 million) and year-to-date ($7.7 million; U.S.$3.8 million), they have been made so as to not jeopardize the long-term profitability of the business or the breadth of the loss adjusting network. As a result, revenue loss has been greater than expense reduction.

Year-to-date, the United States discontinued U.S. TPA Business reported an operating loss of $3.8 million compared to $8.3 million in 2003. In local currency, year-to-date operating losses of U.S.$2.9 million in 2004 decreased U.S.$3.0 million compared to U.S.$5.9 million in 2003. The decrease was due to the disposal of the U.S. TPA business on March 15, 2004.

The United Kingdom operating earnings of $1.8 million for the quarter decreased $1.6 million compared to earnings of $3.4 million in second quarter 2003. Year-to-date operating earnings were $5.9 million compared to operating earnings of $6.3 million in 2003 year-to-date. In local currency, operating earnings of £0.7 million in second quarter 2004 decreased £0.8 million compared to £1.5 million in second quarter 2003. Year-to-date operating earnings in local currency were £2.4 million compared to operating earnings of £2.7 million in 2003 year-to-date. Decreased operating earnings were primarily due to the high level of incoming and outstanding subsidence claims arising from the surge event in the summer of 2003. The high workload caused by these claims has led to delays in processing claims to a stage where they can be invoiced to clients, which has affected revenue in the year-to-date.

Operating earnings for the European operations were $1.9 million, an increase of $0.9 million from earnings of $1.0 million in second quarter 2003. Year-to-date operating earnings were $3.0 million compared to $2.6 million in 2003 year-to-date. In local currency, operating earnings of €1.1 million in second quarter 2004 increased €0.5 million compared to second quarter 2003. Year-to-date operating earnings in local currency were €1.7 million compared to €1.6 million in 2003 year-to-date. The increase in operating earnings reflects the impact of acquisitions and increased revenue noted above.

Operating earnings for the International operations for the quarter were $1.3 million, a decrease of $1.3 million compared to earnings of $2.6 million in second quarter 2003. Year-to-date operating earnings were $3.7 million compared to $3.1 million in 2003 year-to-date. In local currency, operating earnings of £0.5 million in second quarter 2004 were £0.6 million lower than earnings in second quarter 2003. Year-to-date operating earnings in local currency were £1.5 million compared to £1.4 million in 2003 year-to-date. Operating earnings fluctuations reflect the impact of revenue changes noted above and, reduced costs for the year-to-date.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for second quarter 2004 were $2.3 million compared to losses of $1.7 million in second quarter 2003. Year-to-date corporate operating losses were $4.9 million compared to $3.1 million in 2003 year-to-date. The increase in corporate operating losses for the quarter was primarily due to significantly increased advisor fees related to the Brascan facility partially offset by a reduction in stock plan amortization expense.

Net earnings (loss)

	For the three months ended		*For the six months ended*	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
($000s)				
Continuing operations:				
Canada	**149**	86	**252**	234
United States	**(828)**	972	**(1,333)**	1,282
United Kingdom	**1,232**	3,611	**4,183**	5,632
Europe	**1,125**	403	**1,573**	1,181
International	**908**	1,751	**2,460**	1,672
Corporate	**(5,737)**	(3,784)	**(11,801)**	(7,283)
Net (loss) earnings from continuing operations	**(3,151)**	3,039	**(4,666)**	2,718
Earnings (loss) from discontinued United States operations	**255**	(5,604)	**(19,319)**	(7,274)
Net loss	**(2,896)**	(2,565)	**(23,985)**	(4,556)

The net loss from continuing operations for the quarter was $3.2 million (loss of $0.23 per share) compared to earnings in second quarter 2003 of $3.0 million (earnings of $0.22 per share). The net loss for the quarter was $2.9 million (loss of $0.21 per share) compared to the second quarter 2003 loss of $2.6 million (loss of $0.19 per share). The year-to-date net loss from continuing operations was $4.7 million (loss of $0.34 per share) compared to earnings of $2.7 million (earnings of $0.20 per share) in 2003 year-to-date. The year-to date net loss was $24.0 million (loss of $1.73 per share) compared to the loss of $4.6 million (loss of $0.33 per share) in 2003 year-to-date.

For continuing operations, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Total interest expense in second quarter 2004 was $3.6 million, $0.4 million higher than interest expense of $3.2 million in second quarter 2003. Year-to-date interest expense was $7.8 million compared to $6.3 million in 2003 year-to-date. Total interest expense in second quarter 2004 included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $1.4 million of interest expense in the second quarter consisted of $1.1 million interest associated with the demand promissory note borrowing and $0.3 million interest on operating lines and other credit facilities.

An income tax provision of $1.9 million was recorded for second quarter 2004 compared to $0.5 million for the same period in 2003. Year-to-date income tax provision was $3.9 million compared to $2.2 million for 2003 year-to-date. Given current profitability levels in the United States operations and in Corporate, the Company did not record a future tax asset for the losses incurred in the United States operations or in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to taxable exchange gains that have been taken to the currency translation adjustment account within shareholders' equity.

Net earnings from discontinued operations in second quarter 2004 were $0.3 million compared to a net loss of $5.6 million in second quarter 2003. Net loss on disposal incurred in first quarter 2004 was $15.7 million. The net loss on disposal consists of: $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; and, $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

Goodwill

Goodwill at June 30, 2004 was $240.8 million compared to $229.8 million at December 31, 2003. The increase was principally from unrealized foreign exchange gains.

CASH FLOW

Operating activities

Cash used in operating activities from continuing operations was $2.4 million during second quarter 2004 compared to cash provided by operating activities of $1.7 million during second quarter 2003. Year-to-date cash used in operating activities was $18.4 million compared to $2.0 million in 2003 year-to-date.

Free cash flow

	For the three months ended		*For the six months ended*	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
($000s)				
Canada	**(670)**	549	**(677)**	772
United States	**(2,154)**	2,197	**(5,367)**	(1,090)
United Kingdom	**1,909**	8,187	**(6,987)**	7,587
Europe	**3,241**	(238)	**717**	(548)
International	**(1,007)**	(695)	**378**	789
Corporate and financing costs	**(4,921)**	(6,090)	**(8,281)**	(7,458)
	(3,602)	3,910	**(20,217)**	52

Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring costs and the working capital cost of new branches. Free cash flow is not a generally accepted accounting principles measure of cash flow. Free cash flow was negative $3.6 million (negative $0.26 per share) in second quarter 2004 compared to positive $3.9 million (positive $0.29 per share) in second quarter 2003. Year-to-date free cash flow was negative $20.2 million (negative $1.46 per share) compared to positive free cash flow of $0.1 million (positive $0.01 per share) in 2003 year-to-date.

Free cash flow, as defined above, can be reconciled to a Canadian generally accepted accounting principles financial measure as follows;

	For the three months ended		*For the six months ended*	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
($000s)				
Cash (used in) provided by operating activities	**(2,441)**	1,682	**(18,379)**	(2,023)
Add (deduct):				
Purchase of property and equipment, net	**(1,594)**	1,318	**(2,946)**	(202)
Restructuring costs paid	**433**	910	**1,071**	2,277
Working capital cost of new branches	**-**	-	**37**	-
Free cash flow	**(3,602)**	3,910	**(20,217)**	52

With the exception of the European operations, free cash flow in all operations for second quarter 2004 declined year-over-year. Improved free cash flow in the European operations was due to improved working capital movements and increased earnings. Free cash flow from continuing operations in the United States operations for second quarter 2004 declined year-over-year mainly due to net losses for the periods and the inclusion in second quarter 2003 of $2.2 million proceeds received on the disposal of a property. Decreases in free cash flow reported by the United Kingdom and Canadian operations were primarily due to increases in accounts receivable. Free cash flow in the International operations for second quarter 2004 declined compared to second quarter 2003 due to decreased earnings and negative working capital movement variances. Free cash flow for corporate and financing costs improved $1.2 million compared to second quarter 2003 primarily due to favourable income tax variances.

Free cash flow has declined year-to-date 2004 compared to 2003 in all operations except for the European operations, due to negative working capital movement variances and reduced earnings. Corporate free cash flow has decreased year-over-year mainly due to increased costs.

Investing activities

Net investment in property and equipment related to continuing operations was $1.6 million in second quarter 2004 compared to an inflow of $1.3 million in second quarter 2003. The inflow in second quarter 2003 was due to proceeds of $2.2 million received from a property disposal in the United States operations. Year-to-date net investment in property and equipment was $2.9 million compared to $0.2 million in 2003.

Cash used in business acquisitions of $0.7 million in second quarter 2004 related to acquisition of the remaining shares in two European subsidiaries.

Year-to-date cash outflow from discontinued operations of $43.0 million in 2004, compared to a cash inflow of $15.1 million in 2003, included a $31.9 million outflow on the disposal of the CMI and RSKCo business compared to a $25.3 million cash inflow on the acquisition of RSKCo in 2003. In addition, the cash outflow from discontinued operations included $10.5 million related to the operating cash flows of the discontinued operations compared to $9.9 million in year-to-date 2003. The remaining cash outflow of $0.6 million, compared to $0.3 million in first quarter 2003, was primarily in respect of net investment in property and equipment.

Financing activities

No dividends were paid or declared during the quarter.

QUARTERLY DATA (UNAUDITED)

Quarterly financial information has been prepared in accordance with Canadian generally accepted accounting principles and is in Canadian dollars.

	Second Quarter 2004	First Quarter 2004	Fourth Quarter 2003	Third Quarter 2003
(in $000s except per share data)				
Revenue	**102,129**	103,590	103,726	96,413
Net earnings (loss) from continuing operations	**(3,151)**	(1,515)	3,288	(1,375)
Net loss	**(2,896)**	(21,089)	(21,179)	(4,220)
Net earnings (loss) per share from continuing operations	**(0.23)**	(0.11)	0.24	(0.10)
Net loss per share	**(0.21)**	(1.53)	(1.54)	(0.31)
Free cash flow	**(3,602)**	(16,615)	18,318	13,291
Free cash flow per share	**(0.26)**	(1.20)	1.33	0.97

	Second Quarter 2003	First Quarter 2003	Fourth Quarter 2002	Third Quarter 2002
(in $000s except per share data)				
Revenue	103,008	103,988	114,686	107,583
Net earnings (loss) from continuing operations	3,039	(321)	(3,730)	(537)
Net earnings (loss)	(2,565)	(1,991)	(7,945)	124
Net earnings (loss) per share from continuing operations	0.22	(0.02)	(0.29)	(0.04)
Net earnings (loss) per share	(0.19)	(0.14)	(0.61)	0.01
Free cash flow	3,910	(3,858)	19,622	6,286
Free cash flow per share	0.29	(0.28)	1.46	0.44

Typically, revenue is fairly evenly spread over the four quarters, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The net earnings (loss) for the last eight quarters have been heavily affected by other expenses and one-time charges and do not reflect any trend in the underlying operating results of the Company.

Free cash flow tends to be lower in the first quarter of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims. Free cash flow in the second half of the year is favourably impacted by cash flow from weather-related events, particularly for the United Kingdom where income for some lines of business is prepaid.

LIQUIDITY

As at June 30, 2004, the Company and its subsidiaries had lines of credit in Canada, the United Kingdom and Europe totaling $61.8 million. Of the $61.8 million, $26.3 million was in committed facilities and $35.5 million was in demand facilities. The committed facilities were available until October 31, 2004 and $25.4 million was drawn under these facilities as at June 30, 2004. Bank indebtedness as at June 30, 2004 was $24.7 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness increased by $0.5 million during the quarter and cash increased by $3.9 million, with cash provided by financing activities partially offset by cash used in operating and investing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year. Year-to-date, bank indebtedness increased by $1.8 million, with cash used in operating and investing activities only partially offset by cash provided by financing activities.

The Company was unable to generate sufficient funds internally in second quarter 2004 to meet its liabilities and obligations. Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations. During second quarter 2004, the Company borrowed an additional $11.0 million pursuant to a prior arrangement and on July 12, 2004 fully repaid all borrowings from Fairfax. Interest expensed and paid on borrowings from Fairfax during second quarter 2004 was $0.1 million compared to $0.2 million in second quarter 2003.

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender bearing interest at bank prime plus 3% with interest payable monthly. Proceeds were used to repay borrowings from Fairfax and to provide funds that would otherwise have been borrowed from Fairfax for working capital.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from Brascan Bridge Lending Fund through an affiliate of Brascan Financial Corporation. For a description of this facility, see "Overall Performance – Consolidated Results – Financial Condition".

The Company uses internally generated funds to meet ongoing working capital, capital expenditure and debt repayment requirements.

Net debt (defined as total long-term debt, bank indebtedness and promissory notes less cash) as at June 30, 2004 was $212.6 million compared to $149.8 million at December 31, 2003. Net debt increased primarily to fund the payment of $29.2 million (U.S.$22.0 million) in connection with the sale of the U.S. TPA Business during the period and to fund negative operating cash flow.

Shareholders' equity decreased to $81.1 million at June 30, 2004 from $92.1 million at December 31, 2003. The decrease was due to the $24.0 million loss for the year-to-date partially offset by a positive movement in the currency translation adjustment account of $11.7 million related to unrealized gains on the translation of the assets and liabilities of the Company's foreign operations due to the strengthening of the United Kingdom pound relative to the Canadian dollar. In addition, there was an offset for $1.3 million contributed surplus received related to reimbursement from Fairfax for the commitment fee associated with the demand promissory note borrowing in first quarter 2004.

The net debt-to-equity ratio was 2.62 at June 30, 2004 and 1.63 at December 31, 2003. Under its committed facilities, the Company covenanted that its net debt-to-equity ratio shall not at any time exceed 2.0:1. As at June 30, 2004, the Company had waivers for breaches of its net debt-to-equity ratio covenant under its committed bank facilities. The Company repaid the committed facilities in full on July 12, 2004.

The total liabilities-to-equity ratio increased to 4.58 from 3.73 at December 31, 2003 due to increased debt levels and the decrease in shareholders' equity. Interest coverage decreased to negative 1.56 in year-to-date 2004 from negative 0.64 in the year ended December 31, 2003. Excluding the loss from discontinued operations and loss on disposal of the U.S. TPA Business, the interest coverage for the second quarter was 0.90.

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Other long-term liabilities are employee future benefits and other liabilities that totaled $3.5 million and $11.4 million, respectively, at June 30, 2004. Other liabilities consist primarily of accrued costs related to the disposal of the CMI and RSKCo business during first quarter 2004 and minority interests in non-wholly owned subsidiaries.

CAPITAL RESOURCES

The Company provides professional services to its customers and is not in a capital-intensive business. Capital expenditures are primarily for computer equipment and furniture and fixtures for employees. The Company has no material capital expenditure commitments and generally uses operating leases to finance computer equipment and vehicles.

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations. As at June 30, 2004, the Company had $11.0 million of borrowings under a prior support arrangement. See "Liquidity".

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse the Company for costs incurred related to the termination of certain employment contracts. As at June 30, 2004, the expected reimbursement for future payments by Fairfax was approximately $4.0 million.

Fairfax owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended June 30, 2004, the Company made tax installment payments totaling $1.5 million to Fairfax related to 2003 (2003 - $1.4 million related to 2002). The Company paid a further tax installment of $1.5 million to Fairfax in July 2004, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

At June 30, 2004, the Company owed Fairfax $1.7 million (2003 - $1.9 million) (U.S.$1.3 million; 2003 – U.S.$1.4 million) for participation in an insurance program arranged by Fairfax with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, fiduciary and fidelity coverage, for claims made in the period June 1, 2004 to May 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

(i) Errors and Omissions Provision

Included in the net loss on disposal of the U.S. TPA Business is a $4.3 million provision for future errors and omissions costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the expected future errors and omissions costs, in the first quarter of 2004 the Company reviewed actual errors and omissions costs incurred for the most recent calendar year and considered the impact of qualitative factors such as: expected unreported claims at March 31, 2004; non-renewed contracts; employee turnover; and, the sale of the U.S. TPA Business. The Company established a range of expected future costs for the period following the sale of the U.S. TPA Business and established the provision based on its best estimate.

The Company's policy is to maintain errors and omissions insurance coverage for all of its operations and the sale agreement with Broadspire requires the Company to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, the Company established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S. TPA Business based on expected future claims experience. The Company discounted the expected future premiums using a 10% discount rate to determine the present value of the provision.

Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $3.2 million and $8.3 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S. TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

(ii) Excess Office Space Lease Provision

The sale of the U.S. TPA Business and related employee moves will result in the Company having vacant office space. In determining the $6.6 million excess office space lease provision in the first quarter of 2004, the Company analyzed expected vacant office space and, in conjunction with a service provider, made an estimate of potential sub-lease recoveries. If the Company were unable to sublet any vacant office space, the excess office space lease provision would be approximately $16.2 million.

CONSOLIDATED BALANCE SHEETS
($000s)

As at	June 30, 2004	December 31, 2003
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Cash	**14,084**	18,649
Accounts receivable	**104,987**	77,037
Claims in process	**56,306**	56,568
Prepaid expenses	**8,924**	7,789
Income taxes recoverable	**214**	673
Total current assets	**184,515**	160,716
Property and equipment, net	**16,728**	17,650
Goodwill	**240,770**	229,824
Future income taxes	**3,640**	3,375
Other assets	**6,914**	23,865
	452,567	435,430
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness (notes 6 and 10)	**24,675**	22,879
Promissory notes (notes 5, 7 and 10)	**75,954**	19,207
Accounts payable and accrued liabilities	**87,031**	108,831
Income taxes payable	**8,330**	5,602
Current portion of long-term debt	**474**	794
Deferred revenue	**31,047**	50,746
Future income taxes	**3,522**	3,411
Total current liabilities	**231,033**	211,470
Long-term debt	**125,544**	125,536
Employee future benefits	**3,504**	3,688
Other liabilities	**11,367**	2,668
Total liabilities	**371,448**	343,362
Contingencies and commitments (note 3)		
Shareholders' equity (note 2)	**81,119**	92,068
	452,567	435,430

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)
($000s)

	For the three months ended		For the six months ended	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
Revenue	**102,129**	103,008	**205,719**	206,996
Cost and expenses				
Cost of service	**80,210**	77,994	**160,120**	157,808
Selling, general and administration	**19,582**	18,333	**38,524**	37,916
Interest (note 7)	**3,575**	3,182	**7,834**	6,339
	103,367	99,509	**206,478**	202,063
(Loss) earnings before income taxes	**(1,238)**	3,499	**(759)**	4,933
Provision for income taxes	**1,913**	460	**3,907**	2,215
Net (loss) earnings from continuing operations	**(3,151)**	3,039	**(4,666)**	2,718
Net earnings (loss) from discontinued operations, net of income tax recovery of $255 (2003: $1,086) (note 9)	**255**	(5,604)	**(3,588)**	(7,274)
Net loss on disposal, net of tax of $nil (note 9)	-	-	**(15,731)**	-
Net loss for the period	**(2,896)**	(2,565)	**(23,985)**	(4,556)
(Loss) earnings per share				
Net (loss) earnings per share from continuing operations	**(0.23)**	0.22	**(0.34)**	0.20
Net loss per share	**(0.21)**	(0.19)	**(1.73)**	(0.33)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)
($000s)

	For the three months ended		For the six months ended	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
Deficit, beginning of period	**(59,431)**	(10,378)	**(38,342)**	(8,387)
Net loss for the period	**(2,896)**	(2,565)	**(23,985)**	(4,556)
Deficit, end of period	**(62,327)**	(12,943)	**(62,327)**	(12,943)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

	For the three months ended		*For the six months ended*	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
OPERATING ACTIVITIES				
Net (loss) earnings from continuing operations	**(3,151)**	3,039	**(4,666)**	2,718
Add (deduct) items not affecting cash				
Depreciation	**1,441**	1,667	**2,922**	3,462
Gain on sale of property and equipment	**-**	(91)	**-**	(91)
Exchange loss on translation of integrated operations	**8**	-	**451**	-
Future income taxes	**(130)**	(445)	**(155)**	(274)
	(1,832)	4,170	**(1,448)**	5,815
Changes in non-cash working capital balances related to operations				
Accounts receivable	**(4,528)**	4,963	**(11,564)**	1,499
Claims in process	**954**	1,031	**2,533**	2,011
Prepaid expenses	**1,472**	287	**(265)**	(566)
Income taxes recoverable	**3,109**	(412)	**3,883**	(1,074)
Accounts payable and accrued liabilities	**(1,282)**	(8,277)	**(11,184)**	(9,539)
Pension and other liabilities	**(334)**	(80)	**(334)**	(169)
Cash (used in) provided by operating activities	**(2,441)**	1,682	**(18,379)**	(2,023)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**(729)**	(278)	**(837)**	(1,581)
Purchase of property and equipment, net	**(1,594)**	1,318	**(2,946)**	(202)
Other assets	**77**	(1,124)	**85**	(1,160)
Discontinued operations (note 9)	**(4,069)**	19,505	**(42,992)**	15,053
Cash (used in) provided by investing activities	**(6,315)**	19,421	**(46,690)**	12,110
FINANCING ACTIVITIES				
Bank indebtedness	**480**	(4,987)	**1,796**	2,832
Contributed surplus	**1,300**	-	**1,300**	-
Repayment of long-term debt	**-**	60	**-**	-
Issuance of promissory notes, net (note 5)	**10,954**	(12,091)	**56,747**	(10,510)
Cash provided by (used in) financing activities	**12,734**	(17,018)	**59,843**	(7,678)
Effect of exchange rate changes on cash	**(99)**	1,375	**661**	2,489
Net increase (decrease) in cash during the period	**3,879**	5,460	**(4,565)**	4,898
Cash, beginning of period	**10,205**	285	**18,649**	847
Cash, end of period	**14,084**	5,745	**14,084**	5,745
SUPPLEMENTAL INFORMATION				
Cash interest paid (note 7)	**4,503**	5,602	**6,519**	6,510
Cash taxes (received) paid	**(1,066)**	1,304	**239**	3,595

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements.

Estimates

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including goodwill and provisions related to discontinued operations (note 9).

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the June 30, 2004 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**June 30, 2004**	December 31, 2003
	(Unaudited)	*(Audited)*
Share capital	**137,518**	137,518
Contributed surplus	**1,300**	-
Employee share purchase loans	**(2,713)**	(2,679)
Currency translation adjustment	**7,341**	(4,429)
Deficit	**(62,327)**	(38,342)
	81,119	92,068

As at June 30, 2004, the Company has loaned $2,713 to employees and former employees to assist in purchasing subordinate voting shares of the Company. These loans bear no interest and as collateral, the employees have pledged 292 thousand subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

Contributed surplus is in respect of the parent company's reimbursement of the commitment fee on the March 31, 2004 demand promissory note borrowing (note 7).

3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

The Company leases premises, automobiles and equipment under various operating leases.

The net loss on disposal of the United States third party claims administration business on March 15, 2004 requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

(in $000s except as otherwise indicated)

4. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended June 30, 2004						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue	**13,060**	**12,035**	**46,842**	**19,110**	**11,082**	**-**	**102,129**
Operating earnings (loss)	**287**	**(748)**	**1,839**	**1,928**	**1,331**	**(2,300)**	**2,337**
Interest income (expense)	**(7)**	**(80)**	**5**	**(189)**	**(118)**	**(3,186)**	**(3,575)**
Income tax expense	**(131)**	**-**	**(612)**	**(614)**	**(305)**	**(251)**	**(1,913)**
Net earnings (loss) from continuing operations	**149**	**(828)**	**1,232**	**1,125**	**908**	**(5,737)**	**(3,151)**
Net profit from discontinued operations, net of tax	**-**	**255**	**-**	**-**	**-**	**-**	**255**
Net earnings (loss)	**149**	**(573)**	**1,232**	**1,125**	**908**	**(5,737)**	**(2,896)**
Depreciation expense	**107**	**94**	**749**	**251**	**240**	**-**	**1,441**
Property and equipment & goodwill additions	**217**	**(227)**	**802**	**1,334**	**185**	**-**	**2,311**
Goodwill	**7,534**	**15,284**	**188,920**	**23,069**	**5,963**	**-**	**240,770**
Identifiable assets	**26,726**	**51,862**	**274,185**	**45,479**	**46,702**	**7,613**	**452,567**

	For the three months ended June 30, 2003						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	12,134	17,685	42,690	17,207	13,292	-	103,008
Operating earnings (loss)	217	1,158	3,362	1,044	2,550	(1,650)	6,681
Interest expense	(69)	(185)	(2)	(251)	(149)	(2,526)	(3,182)
Income tax recovery (expense)	(62)	(1)	251	(390)	(650)	392	(460)
Net earnings (loss) from continuing operations	86	972	3,611	403	1,751	(3,784)	3,039
Net loss from discontinued operations, net of tax	-	(5,604)	-	-	-	-	(5,604)
Net earnings (loss)	86	(4,632)	3,611	403	1,751	(3,784)	(2,565)
Depreciation expense	57	159	973	237	239	2	1,667
Property and equipment & goodwill additions	94	591	301	194	335	10	1,525
Goodwill	7,534	31,797	173,795	20,497	5,577	-	239,200
Identifiable assets	28,004	97,478	238,348	37,594	40,102	9,840	451,366

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2004 and 2003

4. SEGMENTED INFORMATION (Continued)

For the six months ended June 30, 2004

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**24,277**	**24,791**	**95,755**	**37,285**	**23,611**	**-**	**205,719**
Operating earnings (loss)	**473**	**(986)**	**5,881**	**2,953**	**3,702**	**(4,948)**	**7,075**
Interest income (expense)	**(16)**	**(347)**	**99**	**(366)**	**(222)**	**(6,982)**	**(7,834)**
Income tax recovery (expense)	**(205)**	**-**	**(1,797)**	**(1,014)**	**(1,020)**	**129**	**(3,907)**
Net earnings (loss) from continuing operations	**252**	**(1,333)**	**4,183**	**1,573**	**2,460**	**(11,801)**	**(4,666)**
Net loss from discontinued operations, net of tax	**-**	**(19,319)**	**-**	**-**	**-**	**-**	**(19,319)**
Net earnings (loss)	**252**	**(20,652)**	**4,183**	**1,573**	**2,460**	**(11,801)**	**(23,985)**
Depreciation expense	**186**	**212**	**1,593**	**469**	**461**	**1**	**2,922**
Property and equipment & goodwill additions	**294**	**142**	**1,634**	**1,558**	**444**	**1**	**4,073**

For the six months ended June 30, 2003

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	23,881	35,280	87,406	35,597	24,832	-	206,996
Operating earnings (loss)	532	1,778	6,322	2,578	3,149	(3,087)	11,272
Interest expense	(129)	(307)	(42)	(523)	(309)	(5,029)	(6,339)
Income tax recovery (expense)	(169)	(189)	(648)	(874)	(1,168)	833	(2,215)
Net earnings (loss) from continuing operations	234	1,282	5,632	1,181	1,672	(7,283)	2,718
Net loss from discontinued operations, net of tax	-	(7,274)	-	-	-	-	(7,274)
Net earnings (loss)	234	(5,992)	5,632	1,181	1,672	(7,283)	(4,556)
Depreciation expense	162	336	1,994	501	467	2	3,462
Property and equipment & goodwill additions	162	596	1,463	269	533	10	3,033

(in $000s except as otherwise indicated)

5. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least January 31, 2005 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations. During the second quarter of 2004, the Company and a subsidiary borrowed an additional $11.0 million pursuant to this arrangement. On July 12, 2004 the Company fully repaid borrowings from its parent company at that time and the parent company extended its commitment until at least March 31, 2006 (note 10).

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company has agreed to reimburse the Company for $4.0 million of costs incurred related to the termination of certain employment contracts (note 9).

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended June 30, 2004, the Company made tax installment payments totaling $1.5 million to its parent company related to 2003 (2003 - $1.4 million related to 2002). The Company paid a further tax installment of $1.5 million to its parent company in July 2004, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

At June 30, 2004, the Company owed its parent company $1.7 million (2003 - $1.9 million) (U.S.$1.3 million; 2003 - U.S.$1.4 million) for participation in an insurance program arranged by the parent company with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, fiduciary and fidelity coverage, for claims made in the period June 1, 2004 to May 31, 2005.

6. BANK INDEBTEDNESS

As at June 30, 2004, the Company and its subsidiaries had lines of credit in Canada ($26.3 million), the United Kingdom (£12.4 million) and Europe (€ 3.3 million) totaling $61.8 million. Of the $61.8 million, $26.3 million was in committed facilities and $35.5 million was in demand facilities. The committed facilities were available until October 31, 2004 and $25.4 million was drawn under these facilities as at June 30, 2004. As at June 30, 2004, the Company had waivers for breaches of covenants under its committed bank facilities that its net debt-to-equity ratio shall not at any time exceed 2.0:1. The Company repaid the committed bank facilities on July 12, 2004 (note 10).

7. PROMISSORY NOTES

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender bearing interest at bank prime plus 3% with interest payable monthly. Proceeds were used to repay borrowings from the parent company and to provide funds that would otherwise have been borrowed from the parent company for working capital. A $1.3 million commitment fee was paid on signing of the demand promissory note and is included in interest expense. The parent company reimbursed the Company for the commitment fee and the reimbursement has been recorded as contributed surplus (note 2). The Company repaid and cancelled the demand promissory note on July 12, 2004 (note 10).

8. SEASONALITY OF BUSINESS

The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company's subsidiaries fluctuates according to the frequency of weather-related events. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The Company mitigates this seasonality through the geographic spread of its operations and through the development and marketing of services that are not affected by weather-related events.

(in $000s except as otherwise indicated)

9. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

The United States third party claims administration business had incurred significant operating losses and, in February 2004, the Company announced changes to management in Cunningham Lindsey U.S., Inc., CMI and RSKCo (note 5) and that CMI and RSKCo had commenced restructuring to align revenues and costs, rather than focus on further growth by acquisition. In planning the restructuring, it was determined that it was unlikely that the United States third party claims administration business would be profitable even after restructuring, and consequently it was determined that it was in the Company's best interests to dispose of the business to Broadspire.

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

Statement of Loss	*For the three months ended*		*For the six months ended*	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
Revenue	**-**	10,843	**14,984**	17,972
Loss before income taxes prior to measurement date	**-**	(5,604)	**(3,843)**	(8,360)
Income tax recovery	**(255)**	-	**(255)**	(1,086)
Net earnings (loss) from discontinued operations prior to measurement date	**255**	(5,604)	**(3,588)**	(7,274)
Net loss on disposal	**-**	-	**(15,731)**	-
	255	(5,604)	**(19,319)**	(7,274)

The $15.7 million net loss on disposal consists of: $4.8 million (U.S.$3.6 million) loss on sale of the United States third party claims administration business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; and, $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

Certain of the disposal costs require management estimates which are subject to significant measurement uncertainty. The $4.3 million estimate of expected future errors and omissions costs and insurance premiums requires an estimate of expected future expenses related to errors and omissions claims, fines and penalties, performance guarantees and insurance premiums. Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $3.2 million and $8.3 million, respectively, related to the United States third party claims administration business.

The $6.6 million estimate of excess office space lease payments depends on an estimate of future sublet recoveries. If the Company were unable to sublet any vacant office space, the excess office space lease provision would be approximately $16.2 million (U.S.$12.2 million).

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognised.

10. SUBSEQUENT EVENTS

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from a lender. The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes (note 7), committed credit facilities (note 6) and to the parent company (note 5).

The per annum interest rate on the facility is the prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary has paid a commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Center in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at June 30, 2004 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com